Exhibit (a)(1)(K)

FOR IMMEDIATE RELEASE

Contact: Winnie Lerner/Tom Johnson

Abernathy MacGregor Group

212/371-5999

TRACINDA WAIVES TENDER OFFER CONDITION

RELATING TO FORD SHARE PRICE DECLINE

LOS ANGELES, CA—May 30, 2008— Tracinda Corporation announced today that it will waive the condition to its previously announced cash tender offer that the market price of shares of Ford Motor Company (NYSE: F) common stock does not decrease by 10% or more from the close of trading on May 8, 2008. Tracinda continues to believe in Ford’s management and turnaround efforts and remains committed to its offer for up to 20,000,000 shares of Ford common stock at a net per share offer price of $8.50. The offer is scheduled to expire at 5:00 p.m. New York City time on June 9, 2008 unless extended.

Tracinda also announced that the waiting period applicable to the tender offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on May 23, 2008.

Questions regarding the offer or requests for offer materials should be directed to the information agent, D. F. King & Co., Inc., at (212) 269-5550 for banks and brokerage firms or (800) 859-8511 for all others. Offering materials were filed with the Securities and Exchange Commission (SEC) on May 9, 2008 and are available on the SEC website at http://www.sec.gov and D. F. King’s website at http://www.dfking.com/Ford. Ford’s stockholders are urged to read the offering materials, which contain important information. Any waiver of a condition to the tender offer by Tracinda with respect to any particular facts or circumstances is not a waiver with respect to any other facts or circumstances.

This press release shall not constitute an offer to purchase or a solicitation of an offer to sell, which may be made only pursuant to the terms of the Offer to Purchase and related Letter of Transmittal filed on May 9, 2008 with the SEC. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Ford shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction.

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